Exhibit 99.1

eHi Comments on Cayman Court’s Outright Dismissal of Ctrip’s Lawsuit and the

Ctrip Consortium’s Revised Non-Binding Proposal

Cayman Court States Allegations in Ctrip’s Lawsuit “Unsustainable” and “Unmeritorious,” arising from “the cynical and abusive presentation of a winding-up petition”

Court Further Notes That “far from seeking to advance a class remedy on behalf of shareholders, [Ctrip] was seeking to advance its own individual commercial interests”

Ctrip Consortium’s Revised Non-Binding Proposal Comes Immediately After Court Dismissed Ctrip’s Lawsuit; Revised Proposal Does Not Address Significant Issues Identified in Original Non-Binding Offer

eHi Remains Committed to the Buyer Group Merger, which Provides Shareholders Compelling and Certain Value

Shanghai, China, July 2, 2018 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today announced that on June 29, 2018, the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”) issued a final judgment in which the Court dismissed and struck out in its totality a winding up petition previously filed by Ctrip Investment Holdings Ltd. (“Ctrip”) after determining that the complaints of misconduct made by Ctrip were “unsustainable,” “factually incapable of proof” and “wholly unmeritorious.”

In rendering its judgment, the Court adopted the Company’s assessment that Ctrip’s petition arose “from the cynical and abusive presentation of a winding-up petition” and further stated that, “far from seeking to advance a class remedy on behalf of shareholders, [Ctrip] was seeking to advance its own individual commercial interests.”

The judgment of the Court relates to Ctrip’s attempt to impede the consummation of the transactions contemplated by the previously announced definitive Agreement and Plan of Merger (the “Merger Agreement”), dated April 6, 2018, among the Company, Teamsport Parent Limited (“Parent”) and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliated with a buyer consortium (the “Buyer Group”) that includes affiliates of Mr. Ray Ruiping Zhang (the Chairman of the Board and Chief Executive Officer of the Company), The Crawford Group, Inc., Dongfeng Asset Management, MBK Partners, Baring Private Equity Asia and Redstone Capital.

Pursuant to the Merger Agreement and subject to the satisfaction or, if permissible, waiver of all of the conditions to closing set forth in the Merger Agreement, Parent will acquire all of the outstanding common shares of the Company (each, a “Share”), including Shares represented by American depositary shares of the Company (each, an “ADS”), each of which represents two Class A common shares of the Company, through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent. In connection with the Merger, each of the holders of Shares and ADSs other than Parent, Merger Sub or members of the Buyer Group, will receive cash consideration of US$6.75 per Share or US$13.50 per ADS, without interest and net of any applicable withholding taxes, in respect of their Shares and ADSs, as applicable, which will be canceled in the Merger.

On April 13, 2018, following the approval of the Merger Agreement by the Board, Ctrip filed a petition and a summons for injunctive relief to the Court. Ctrip’s lawsuit sought, among other things, to permanently enjoin the Company from relying upon (and to void) the resolutions of the Company’s board of directors (the “Board”) approving the Merger Agreement and to direct the special committee of the Board (the “Special Committee”), which was authorized by the Board to exclusively evaluate and negotiate the terms of the Buyer Group’s “going private” proposal and any other competing or alternative offer, to review the preliminary, non-binding offer made by Ocean Link Partners Limited on April 2, 2018 (the “Ocean Link Proposal”) for the purchase of all outstanding Shares, including Shares represented by ADSs, and submit its recommendations to the Board. Ctrip and certain of its affiliates have entered into a consortium agreement acting in concert with Ocean Imagination L.P., pursuant to which the various parties thereto including agreed to form a competing consortium (the “Ctrip Consortium”) and cooperate to pursue the acquisition transaction contemplated by the Ocean Link Proposal and against any competing transaction, including the Merger.

Immediately after the Court issued its final judgment against Ctrip, in which the Court found that Ctrip’s “attack on the validity of the Board’s decision to enter into the Merger Agreement was clearly hopeless” and its claim that the Board’s decisions were driven by improper motives was “wholly unmeritorious,” members of the Ctrip Consortium submitted a revised non-binding proposal, which was made despite the Ctrip Consortium’s failure to sufficiently demonstrate an ability to consummate the original Ocean Link Proposal.

Commenting on the revised unsolicited, non-binding offer and the Court ruling, the Company said: “The Special Committee, which is composed of independent directors, has been reviewing the previous offer from the Ctrip Consortium and will continue its review in light of the revised proposal. However, the decision to make this proposal immediately after the Court threw out Ctrip’s frivolous lawsuit and censured its behavior calls into question the true motives of Ctrip and the Ctrip Consortium.”

The Company also noted that claims made by the members of the Ctrip Consortium that it holds 33.2% of the outstanding voting power of the Company are misleading in light of the ongoing legal proceedings relating to the validity of the prior transfer of Shares to members of the Ctrip Consortium that the Company and members of the Buyer Group are vigorously pursuing. The Company believes that the ongoing legal proceedings will result in another favorable judgment for the Company, which will cause the Ctrip Consortium’s actual voting power to be considerably lower than the Ctrip Consortium’s misleading claims.

As of the time of this release, the Buyer Group beneficially owns approximately 37.5% of the outstanding voting power of the Company, and the Buyer Group’s members have agreed in writing to vote all of their Shares in favor of the Merger and against any competing transaction, including the Ctrip Proposal.

The Board and the Special Committee remain committed to acting in the best interests of the Company and its unaffiliated shareholders. The Special Committee continues to evaluate the revised proposal from the Ctrip Consortium, but as of this time has not determined that any proposal from the Ctrip Consortium is, or could reasonably be expected to result in, a superior proposal to the Merger in accordance with the requirements of the Merger Agreement. The Special Committee had considered the initial Ocean Link Proposal before unanimously recommending that the Board approve and authorize the Company to enter into the Merger Agreement with the Buyer Group, after giving due consideration to a variety of factors, including price, committed financing, completed due diligence and the terms of the fully negotiated and executable transaction documents.

Further details relating to the Board and the Special Committee’s consideration of the Merger Agreement, the Merger, and related transactions, as well as the proposals of the Ctrip Consortium, are set forth in an amended transaction statement on Schedule 13E-3 (the "Transaction Statement") filed with the United States Securities and Exchange Commission (the “SEC”) by the Company and certain filing persons in connection with the Merger, and the exhibits to the Transaction Statement, including the preliminary proxy statement (the "Preliminary Proxy Statement"). SHAREHOLDERS, ADS HOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, THE COMPANY, THE OTHER PARTIES TO THE MERGER AGREEMENT, AND RELATED MATTERS.

Additional Details of the Cayman Court Ruling

On June 29, 2018, the Court issued a judgment in which it dismissed and struck out Ctrip’s entire petition. In summarizing its decision, the Court said:

“[Ctrip’s] complaints of misconduct are unsustainable in the sense that it seems clear at this stage they are factually incapable of proof and unmeritorious. In addition, the main purpose of the Petition is quite obviously to advance the rival bid supported by the Petitioner, not to advance the class interests of the shareholders the Petitioner is supposed to be representing.”

Addressing Ctrip’s allegations that the independent directors, in approving the Buyer Group proposal, acted improperly by not giving full consideration to the Ctrip Consortium’s proposal and/or providing preferential treatment to the Buyer Group because it included Chairman Ray Zhang, the Court said:

“…in circumstances where no evidence was adduced by [Ctrip] supporting a potential finding that the bona fides of the independent directors was in question, the bare allegation that they were improperly motivated was bound to fail.”

“…there is no credible, potential, direct, or inferential support for the allegation that the April 6, 2018 Resolution was approved not in the best interests of the Company, but because of partiality towards the Chairman.  I find that this allegation is wholly unmeritorious and that it would be an abuse of the process of this Court for such an insubstantial allegation to be further pursued.”

“[The resolution to recommend for the Teamsport transaction was approved by the Board] three months after the Consortium bid was first made, on the recommendation of a Special Committee which retained its own reputable legal and financial advisors. The whole purpose of the Special Committee’s appointment was to ensure that the Chairman’s involvement (or that of any other shareholder with a nominee on the Board) with any bid did not distort any assessment of the bid by the Company having regard to the interests of the shareholders generally, as distinct from those shareholders who belong to the Consortium.”

The Court found Ctrip’s actions and motivations for pursuing litigation to block the Merger were not consistent with the interests of all shareholders:

“In my judgement Ctrip’s commercial alignment as a supporter of the Ocean Link bid is the most pivotal single consideration in the present case. It colours both how its conduct, motivations and complaints ought to be viewed. Ctrip is not simply ‘a neutral’ shareholder concerned only to enforce its expectations as an investor in the Company as to how the Company’s affairs would be conducted. It is obvious that Ctrip’s main motive in petitioning is not simply its status as a shareholder but primarily its status as a participant in a rival bid to the one the Board has decided to accept.”

In response to Ctrip’s attempt to challenge the Company’s decision to investigate Ocean Link’s transaction to acquire Shares held by CDH Car, the Court concluded the Board had a duty to look into the legality of the transaction and commented:

“I found it ironic that Ctrip asserted the right of one bidding team to acquire shares to enable it to block an opposing bid while simultaneously complaining that the Company could not validly seek to respond to such maneuvers.”

Additional Information About the Transaction

On April 6, 2018, the Company furnished to the SEC a report on Form 6-K, which included as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review the Merger Agreement, which is available on the Company’s website or at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company and certain filing persons have filed the Transaction Statement with the SEC. Attached as an exhibit to the Transaction Statement is the Preliminary Proxy Statement relating to an extraordinary general meeting of shareholders (the “EGM”) which the Company expects to hold later this year. At the present time, the Company has not called an EGM for the purpose of authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Merger. If and when the Company calls the EGM, it will issue a press release and file with the SEC an amendment to the Transaction Statement and a definitive proxy statement attached as an exhibit thereto to be used in connection with soliciting proxies for the EGM, and the Company will prepare and cause to be mailed the definitive proxy statement to its shareholders and ADS holders. In addition to receiving the definitive proxy statement by mail, shareholders and ADS holders will be able to obtain the final Transaction Statement and the definitive proxy statement, as well as other filings containing information about the Company, the proposed Merger, the Merger Agreement, and related matters, without charge, from eHi’s website at http://ehi.investorroom.com and the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of these documents can also be obtained, without charge, by contacting the Company. Requests should be directed to eHi Car Services Limited, Attn: Investor Relations Department, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China, 200062.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from shareholders with respect to the Merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies is set forth in the Transaction Statement, including the Preliminary Proxy Statement filed as an exhibit thereto, filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Shares as of April 26, 2018, is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 30, 2018. Additional information regarding the interests of such potential participants may be included a subsequently amended Schedule 13E-3 Transaction Statement, preliminary or definitive proxy statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission, including the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn